FINCH THERAPEUTICS GROUP, INC.

200 Inner Belt Road, Suite 400

Somerville, MA 02143

May 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Finch Therapeutics Group, Inc.

Registration Statement on Form S-3 (File No. 333-265173)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Finch Therapeutics Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-265173) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on June 2, 2022, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein and William Michener, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247.

Very truly yours,

FINCH THERAPEUTICS GROUP, INC.

By:	/s/ Joseph Vittiglio
Joseph Vittiglio
Chief Business and Legal Officer